January 14, 2012

VIA EDGAR

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:      IBERIABANK Corporation

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 09, 2011

File No. 0-25756

IBERIABANK Corporation (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated January 9, 2012, regarding the above-referenced filing.

To facilitate the Staff’s review, we have included in this letter in bold the captions and numbered comments from the Staff’s letter, and have provided our responses immediately following each comment.

1.      Regarding the acquisitions of OMNI Bancshares, Inc. and Cameron Bancshares, Inc., we note your disclosures on pages 9 and 11 noting the impracticability of disclosing the revenues from assets acquired and income before income taxes for the 122 day period subsequent to May 31, 2011. We are unclear, based on your current disclosures, why you were unable to provide this information. Please explain to us in further detail why it was impracticable to make these disclosures and revise your future filings for clarification.

Response

OMNI Bancshares, Inc. (“OMNI”) and Cameron Bancshares, Inc. (“Cameron”) were acquired by the Company on May 31, 2011. OMNI’s general ledger, loan, deposit, and other core systems were integrated with and converted to the Company’s operating systems on June 17, 2011, seventeen days after consummation of the merger. Cameron’s general ledger, loan, deposit, and other core systems were integrated with and converted to the Company’s operating systems on July 8, 2011, thirty-eight days after consummation of the merger.

Expedited systems conversions and the related integration of products, services and employees, consolidation and closing of branches, fragmented and blurred the historically clear lines of reporting for these two entities. In addition, expenses for both acquired banks were co-mingled with those of the Company making individual reporting impracticable at the end of the third quarter of 2011. As a result, separate financial information for each acquired entity’s operations would not be meaningful and may even be misleading.

We believe the Company disclosed required available information, including pro-forma results of the combined Company, since separate, discrete financial information for OMNI and Cameron was available to the Company prior to May 31, 2011. As noted above, similar information was not available to the Company for the third quarter of 2011.

We will disclose in future filings why it was impracticable to disclose the revenues from assets acquired and income before income taxes for the 122-day period subsequent to May 31, 2011.

2.      We note that your disclosure of the recorded investment in impaired loans in the table on this page appears to be net of any associated allowance for loan loss. Please note that the term recorded investment is distinguished from net carrying amount of the loan because the latter term is net of a valuation allowance, while the former term is not. Given this definition of recorded investment, please revise future filings to present the recorded investment in the loans reflecting any direct write-downs of the investment, but not to include any related allowance for loan losses. Refer to the FASB Master Glossary definition of the term recorded investment.

Response
We have reviewed the disclosure and note the comment above. We will revise our future filings to present the recorded investment in impaired loans excluding the related allowance for loan losses.

3.      We note the risk factor disclosure on page 19 of your December 31, 2010 Form 10-K related to the proposed rules regulating the imposition of debit card income and the potential adverse affect on your operations. Please tell us and revise your disclosure in future filings to discuss the impact the final Durbin Amendment will have on your interchange fee revenue.

Response

In our Annual Report on Form 10-K for the year ended December 31, 2010, the Company disclosed that, in response to requirements of the Dodd-Frank Act, the Federal Reserve Board had proposed rules which, if adopted without mitigating action by the Company, would negatively impact the amount of interchange fee income collected. On June 29, 2011, the Federal Reserve Board issued a final rule establishing standards for debit card interchange fees. The provisions became effective on October 1, 2011.

The Company believed that it was premature to estimate and publicly disclose in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011, the possible impact of these new regulations on its fourth quarter results of operations, particularly since it was considering possible mitigation strategies and the possible reactions to any public announcement.

The Company will include the following disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011:

In June 2011, the Board of Governors of the Federal Reserve System adopted rules implementing the Durbin Amendment provisions of the Dodd-Frank Act, which limits the amount the Company may charge for each debit card transaction it processes. The final rules became effective on October 1, 2011. Compliance with these rules resulted in a decline in our gross revenues of approximately $0.9 million in the fiscal quarter ended December 31, 2011. Absent mitigation, it is currently anticipated that these rules will result in a decline in our aggregate annual gross revenues of approximately $3.8 million, or less than 1.0% of the total annual gross revenues. The Company is considering various actions it may take to mitigate some of the anticipated decline in revenue over time, though any mitigating actions are not expected to wholly offset the revenue loss. Although, the final net effect of the Durbin Amendment cannot be determined at this time, it is not expected to be material to the Company’s results of operations.

In addition to our responses above, we acknowledge that:

•        we are responsible for the adequacy and accuracy of the disclosures in our filings,

•        staff comments or changes to disclosures in response to staff comments do no foreclose the Commission from taking any action with respect to the filing, and,

•        we may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and guidance in regard to the financial statements and related disclosures in light of the myriad of changes in these areas and our continuing goal to enhance our overall disclosure. Please feel to contact me if additional information is required.

Sincerely,

/s/ Anthony J. Restel,

Anthony J. Restel

Senior Executive Vice President and Chief Financial Officer